Exhibit 99.1

NEWS RELEASES

Suite 215 - 800 West Pender St Vancouver, BC V6C 2V6

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KIMBER’S CAROTARE TARGET
CONTINUES TO DELIVER

August 11, 2005

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (TSX:KBR)

Kimber is pleased to report drill results from both the Carotare exploration target and the Carmen deposit. A 22 metre intersection of 2.94 g/t gold-equivalent on the Carotare and an 18 metre intersection of 3.61 g/t gold-equivalent on the Carmen are particularly notable.

To view map & entire text, click here: http://www.kimberresources.com/newsletter.html?id=120

As shown on the map above, the greater part of the Carotare exploration target (over one kilometre long) is yet to be tested by drilling.

Carotare Exploration Target

Drilling has been in two zones. The first to be drilled, the “Discovery” zone, adjacent to the discovery hole near the eastern end of the Carotare structure, now has results from 14 holes covering a length of approximately 220 metres. The second zone, which lies 200 metres to the west, has seven holes along a length of about 150 metres.

Intersections in the Discovery zone, including CTR-21 & 23 below, appear to correlate well with each other along near-vertical structures extending in some sections to a depth of over 150 metres. Mineralization in this zone is open in two directions and at depth. The deeper intersection in CTR-23 includes the best silver value (352 g/t over 8 metres) reported from the Carotare target. True widths are not known but are believed to be between 50% and 80% of the drill intersections.

Intersections on the first seven holes of the second zone, including CTR-17 to 20 below, are confined to shallow depths, where they appear to correlate well. Further drilling is required to determine whether drilling on the two zones has tested the same structure.

Drill Hole	From		To		Interval		Gold		Silver		Gold Equivalent
	(m	)	(m	)	(m	)	(g/t	)	(g/t	)	(g/t)*

CTR- 17	No significant intersections
CTR- 18	42		50		8		1.423		18		1.63
CTR- 19	40		44		4		1.923		9		2.03
CTR- 20	No significant intersections
CTR- 21	114		142		28		1.428		7		1.51
CTR- 23	2		8		6		0.432		44		0.95
and	26		32		6		0.565		15		0.75
and	48		54		6		0.584		56		1.24
and	70		92		22		1.351		135		2.94
incl	74		82		8		2.520		352		6.66
	92		110		Strongly anomalous to end of hole.

* Gold equivalent grade assumes equivalence of 85 grams of silver to one gram of gold.

Carmen Deposit

By demonstrating some useful widths (e.g. 18 metres of 2.21 g/t Au and 118 g/t Ag in MTR-253) the Carmen holes help confirm the emerging importance of the south end of the deposit. An aggregate width of 112 metres in four intersections in MTR-254 is probably attributable to one of the cross structures mentioned in recent news releases (eg July 20, 2005). Intersections in MTR-255, the southernmost hole, are narrower, but this is the first hole on a section requiring many more holes. MTR-256 and MTR-257 are the first holes into an untested zone to the west of the north end of the Cocos holes.

Most of the holes listed below start as “step-out” holes (testing new zones) and end as “in-fill” holes (testing between previous holes to raise resources from Inferred to Measured & Indicated). True widths are believed to range between 75% and 90% of the interval reported.

Drill Hole	From		To		Interval		Gold		Silver		Gold Equivalent
	(m	)	(m	)	(m	)	(g/t	)	(g/t	)	(g/t)*

MTR-252	76		92		16		0.695		73		1.56
incl	84		90		6		1.377		118		2.76
and	114		132		18		0.162		60		0.87
and	204		212		8		1.298		31		1.67
MTR-253	68		86		18		2.219		118		3.61
incl	74		82		8		4.093		184		6.25
and	182		186		4		2.375		38		2.82
MTR-254	92		104		12		1.712		100		2.89
and	110		152		42		0.865		19		1.08
and	166		200		34		1.193		26		1.49
and	228		252		24		0.947		38		1.39
incl	238		250		12		1.369		63		2.10
MTR-255	96		104		8		2.056		80		2.99
and	198		202		4		2.043		50		2.62
and	222		228		6		1.257		55		1.90
MTR-256	64		68		4		0.298		144		1.99
and	144		150		6		0.131		49		0.71
MTR-257	40		46		6		1.156		112		2.48
and	144		150		6		0.172		60		0.87
and	214		220		6		0.785		5		0.85

Current Activity

Drilling continues on both the Carmen deposit and the Carotate exploration target. Permits for drilling the El Orito Norte exploration target have been applied for.

Robert Longe, P.Eng.
President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck
Manager, Corporate Communications

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Mr. Alan Hitchborn, B.Sc., Vice President Development, manages the field program of drilling and trenching on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Q.P. for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.